For the annual period ended February 28, 2006.
File number 811-09805
Strategic Partners Opportunity Funds


SUB-ITEM 77D
Policies With Respect to Security Investment

Strategic Partners Opportunity Funds

Supplement dated March 18, 2005
to
Prospectus dated June 30, 2004


Strategic Partners Focused Growth Fund

	The Board of Trustees of Strategic Partners Opportunity Funds (Opportunity Funds) recently approved a reallocation of the Fund's assets and approved a change in the Fund's name.

Effective as of the close of business on or about March 21, 2005, Jennison Associates LLC will serve as investment adviser with respect to all of the assets of the Fund. Previously Jennison Associates LLC and Alliance Capital Management, L.P. each served as investment advisers with respect to approximately 50% of the Fund's assets each.

Effective on or about the close of business on March 21, 2005, the name of the Fund will change to Jennison Select Growth Fund.

Effective on or about the close of business on March 21, 2005, the Prospectus is hereby amended by removing all references to Alliance Capital Management, L.P. In addition, effective on or about the close of business on March 21, 2005, the section of the Prospectus entitled "Risk/Return Summary - Investment Objective and Principal Strategies" is hereby amended as follows:

Jennison Select Growth Fund

We normally invest at least 65% of the Fund's total assets in equity-related securities of U.S. companies that we believe have strong capital appreciation potential. The primary equity-related securities in which the Fund invests are common stocks. The Adviser uses a growth investment style to select approximately 20-50 securities.


Strategic Partners Focused Value Fund

The Board of Trustees of Opportunity Funds also recently approved to submit to shareholders a proposal to replace the current subadvisers of Strategic Partners Focused Value Fund (Focused Value Fund). Shareholders of Focused Value Fund will be asked to vote on the proposal at a meeting expected to occur on or about July 1, 2005. Subject to shareholder approval of the subadviser change, the Board of Trustees also approved a change in the Fund's name to Dryden Strategic Value Fund.

	The current subadvisers to the Focused Value Fund are Davis Selected Advisers,
LP (Davis) and Salomon Brothers Asset Management (Salomon).  If approved by shareholders, the existing subadvisory agreements with each of Davis and
Salomon will be terminated, and Quantitative Management Associates LLC (QMA)
will replace Davis and Salomon as the subadvisers to the Focused Value Fund.
It is anticipated that if shareholders approve the proposal, QMA will assume responsibility for the day-to-day management of all of the assets of the
Focused Value Fund's portfolio as soon as practicable following shareholder approval.

	If shareholders approve the proposal to retain QMA as the Focused Value Fund's new subadviser, QMA has indicated that it intends to change certain of the investment strategies currently utilized by the Focused Value Fund to achieve its investment objective.

If the proposed new subadvisory agreement is approved by shareholders, QMA intends to manage the Fund utilizing a quantitative approach to identify attractive, undervalued companies based on such measures as low price/earnings multiples. QMA refers to this investing approach as the "value equity" investment philosophy. The value equity stock selection process will utilize a bottom-up, quantitative investment process.

In order to reflect the appointment of QMA as the Focused Value Fund's subadviser and the changes in investment strategy, if the proposal to retain QMA as the Fund's new subadviser is approved, the Focused Value Fund intends to change its name to Dryden Strategic Value Fund.

	 QMA is a wholly owned subsidiary of Prudential Investment Management, Inc. (PIM). As of December 31, 2004, QMA had approximately $52 billion in assets under management. The address of QMA is Gateway Center Two, 100 Mulberry Street, Newark, New Jersey 07102.

Strategic Partners New Era Growth Fund

Effective as of the close of business on or about March 21, 2005, TCW Investment Management will replace Jennison Associates LLC as a subadviser to the Strategic Partners New Era Growth Fund. Calamos Asset Management, Inc., which presently also serves as a subadviser to the Strategic Partners New Era Growth Fund, will continue to serve as a subadviser.

The section of the Prospectus titled "How the Funds Invest - Investment Policies," is hereby supplemented or otherwise amended by removing all references to Jennison Associates LLC and substituting the following:

New Era Growth Fund

The portfolio managers of TCW Investment Management (TCW), Christopher J. Ainley, Douglas S. Foreman, CFA, and R. Brendt Stallings, CFA, take a bottom-up, fundamental research-based approach to stock selection. TCW are long-term investors and believe that over the long-term, stock prices follow earnings growth.
Their strategy seeks to purchase securities of profitable, growing companies whose business prospects are believed by the team to be improperly estimated by consensus research.

The section of the Prospectus titled "How the Trust is Managed - Investment Advisers and Portfolio Managers" is here by supplemented or otherwise amended by removing all references to Jennison Associates LLC and substituting the following:

New Era Growth Fund

TCW Investment Management (TCW) is a diversified investment management company based in Los Angeles, California. Founded in 1971, TCW provides asset management services to a wide range of institutional and individual clients. TCW is majority owned by Societe Generale, a Paris-based bank. As of December 31, 2004, TCW had $109.7 billion in assets under management across equity, fixed income, balanced and international/global products. TCW's address is 865 South Figueroa Street, Suite 1800, Los Angeles, CA 90017.

Christopher J. Ainley, Douglas S. Foreman, CFA, and R. Brendt Stallings, CFA, are the co-portfolio managers for the segment of the Fund's assets advised by TCW. Mr. Ainely, Group Managing Director - U.S. Equities joined TCW in 1994 and has 16 years of investment experience. Previously, Mr. Ainley spent two years at Putnam Investments as a Vice President and Analyst in the Equity Research Group and then as a Portfolio Manager for the Core Equity Group. Mr. Foreman, Group Managing Director, CIO - U.S. Equities also joined TCW in 1994 and has 17 years of experience. Previously, Mr. Foreman spent eight years at Putnam Investments in Boston. At Putnam, he spent his last five years managing institutional accounts and mutual funds for clients. Mr. Stallings, Managing Director - U.S. Equities joined the TCW Equities Research Department in 1996 and has 9 years of experience. He currently serves as a Portfolio Manager for the Growth Equities, Mid-Cap Growth and Large Cap Growth strategies.

Strategic Partners Mid-Cap Value Fund

The Boards of Trustees of Opportunity Funds and Strategic Partners Mutual Funds, Inc. (Strategic Partners Funds) recently approved proposals whereby the assets and liabilities of Strategic Partners Mid-Cap Value Fund, which is a series of Opportunity Funds, would be exchanged for shares of Strategic Partners Relative Value Fund, which is a series of Strategic Partners Funds. Under the proposal, shares of each class of Strategic Partners Small Mid-Cap Value Fund would be exchanged at net asset value for identical share classes of equivalent value of Strategic Partners Relative Value Fund.

	The transfer is subject to approval by the shareholders of Strategic Partners
Mid-Cap Value Fund.  A shareholder meeting is scheduled to be held in September
2005. It is anticipated that a proxy statement/prospectus relating to the transaction will be mailed to the shareholders of Strategic Partners Mid-Cap
Value Fund in June 2005.

	Under the terms of the proposal, shareholders of Strategic Partners Mid-Cap
Value Fund would become shareholders of Strategic Partners Relative Value Fund as indicated above.  No sales charges would be imposed on the proposed transfers.  Strategic Partners Fund anticipates obtaining an opinion of fund counsel that the transaction will not result in a gain or loss to shareholders of Strategic Partners Mid-Cap Value Fund for federal income tax purposes.

	If the transfer is approved by shareholders, Strategic Partners Relative Value
Fund will acquire the name of, and will change its name to Strategic Partners
Mid-Cap Value Fund.





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